EXHIBIT 99.1

February 12, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Class Action - Pelephone Communications Ltd.

On February 12, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") that a claim together with a motion to certify the claim as a class action had been filed against it with the Nazareth District Court.

According to the Petitioner, as a result of a nationwide malfunction to Pelephone's network as of 7:00 p.m. on February 3, 2013, he, along with Pelephone's other customers, were cut off from Pelephone's services for several hours and were unable to use their cellular devices for outgoing and incoming calls and messages. The Petitioner alleges that they suffered various forms of damage as a result.

The aggregate claim amount is NIS 450 million. Pelephone is studying the claim and neither Pelephone and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.